                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 Schedule 13D

                   Under the Securities Exchange Act of 1934

                              (Amendment No. 31)

                               BFS BANKORP, INC.
                               -----------------
                               (Name of Issuer)

                         Common Stock, $.01 par value
                         ----------------------------
                        (Title of Class of Securities)


                                   055407100
                            -----------------------
                                (CUSIP Number)


                                Simeon Brinberg
                             Gould Investors, L.P.
                              60 Cutter Mill Road
                          Great Neck, New York  11021
                                (516) 466-3100
                ----------------------------------------------
           (Name, Address and Telephone Number of Person Authorized
                    to Receive Notices and Communications)

                                   Copy to:

                          William S. Rubenstein, Esq.
                   Skadden, Arps, Slate, Meagher & Flom LLP
                               919 Third Avenue
                           New York, New York 10022
                                (212) 735-3000

                               December 3, 1996
      ----------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box: [ ]



                                    1 of 16
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CUSIP No.     055407100
          ---------------------

1.  NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON.

                             Gould Investors, L.P.
                     I.R.S. Identification No. 11-2763164

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                (a)____
                                (b)____

3.  SEC USE ONLY

4.  SOURCE OF FUNDS

                                       WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                     _____

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

                               State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
PERSON WITH

7.  SOLE VOTING POWER
                                    891,664

8.  SHARED VOTING POWER

                                       0

9.  SOLE DISPOSITIVE POWER

                                    891,664

10.  SHARED DISPOSITIVE POWER

                                       0

                                    2 of 16
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11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                    891,664

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                      ____

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                     54.5 %

14.  TYPE OF REPORTING PERSON

                                       PN

                                    3 of 16
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     This statement restates and further amends and supplements the Schedule 13D as filed with the Securities and Exchange Commission by Gould Investors, L.P., a Delaware limited partnership ("Gould Investors"), relating to shares of common stock, par value $.01 per share ("BFS Common Stock"), of BFS Bankorp, Inc. ("BFS"). Except as disclosed herein there has been no change in the information previously reported on Schedule 13D, as amended by amendments thereto.

Item   Security and Issuer.
       -------------------

     This statement relates to shares of BFS Common Stock (as defined above). The address of the principal executive offices of BFS is 110 William Street, New York, NY 10038.

Item   Identity and Background.
       -----------------------

     This statement is filed on behalf of Gould Investors. The address of the principal business and the address of the principal office of Gould Investors is 60 Cutter Mill Road, Great Neck, NY 11021.

     Gould Investors holds and owns all of its shares of BFS Common Stock through Gould BFS, Inc. ("Gould BFS"), a corporation organized under the laws of the State of New York. Gould Investors is the sole shareholder of Gould BFS, and Fredric H. Gould is its sole director and President. The only activity of Gould BFS is the ownership of shares of BFS Common Stock. Mr. Gould is also a director of BFS, a general partner of Gould Investors and the Vice Chairman of the Board and sole shareholder of Georgetown Partners, Inc., the managing general partner of Gould Investors.

     Gould Investors is engaged in the real estate business; it owns and operates income producing properties, engages in conversion of rental apartment buildings to cooperative and condominium ownership, and purchases equity securities of corporations, real estate investment trusts and publicly traded limited partnerships.

     Item 2 information with respect to Gould Investors and the individual general partners and executive

                                    4 of 16
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officers and directors of the corporate general partner of Gould Investors
(collectively, the "Reporting Persons") is set forth on Attachment A hereto, which is incorporated herein by reference.

     During the last five years, none of the Reporting Persons has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Each of the individual Reporting Persons is a citizen of the United States.

Item   Source and Amount of Funds or Other Consideration.
       -------------------------------------------------

     As of the date hereof, Gould Investors has used working capital to acquire its shares of BFS Common Stock through Gould BFS. In addition, Gould Investors has established a standard margin account with Smith Barney Inc. to borrow funds in order to purchase shares of BFS Common Stock. Gould Investors used shares of another publicly traded entity as collateral in the establishment of the margin account.

Item   Purpose of Transaction.
       ----------------------

     Except as otherwise set forth herein, Gould Investors acquired its shares of BFS Common Stock for investment purposes.

     Gould Investors and Fredric H. Gould (collectively hereinafter "Gould") entered into an agreement with BFS, dated as of April 3, 1993 (the "1993 Agreement"). Pursuant to the terms of the 1993 Agreement, Gould purchased from BFS an adjustable rate nonconvertible debenture due April 3, 1996 in the original principal amount of $1,650,000 (the "Debenture") and 150,000 shares of BFS Common Stock for $1,650,000.

     Upon executing the 1993 Agreement and purchasing the Debenture, Gould obtained the right to nominate

                                    5 of 16
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one person for election and appointment to the Board of Directors of Bankers
Federal Savings FSB ("Bankers Federal"), a wholly owned subsidiary of BFS, subject to the approval of the board of Bankers Federal (such approval not to be unreasonably withheld). In addition, pursuant to the 1993 Agreement, the Board of Directors of BFS (the "BFS Board") was not permitted to appoint an additional director to the BFS Board from April 3, 1993 until April 3, 1995 without the prior approval of Gould. However, BFS was permitted to appoint one additional director to the BFS Board who was at the time of the appointment an executive officer or director of Bankers Federal. From and after April 3, 1993 and until the termination of the 1993 Agreement on April 3, 1999, the BFS Board is permitted to increase the number of directors on the BFS Board subject to the approval of Gould (which may not be unreasonably withheld), provided, however,
                                                            --------  -------
that for each additional person appointed or elected by the BFS Board, Gould is permitted to designate a person selected by it to serve on the BFS Board, subject to the approval of the BFS Board (which may not be unreasonably withheld).

     In the 1993 Agreement, Gould further agreed to vote all of its shares of BFS Common Stock in favor of any merger agreement approved by a majority of the BFS Board (the "Merger Voting Obligations"), provided, however, that (i) if
                                             --------  -------
Gould beneficially owns more than 75% of the BFS Common Stock, any such merger agreement must offer to BFS shareholders a per share consideration in excess of the per share consideration that Gould has offered, if any (at the time of approval by the BFS Board of a proposal as to a merger agreement), and Gould must be given substantially the same opportunity to submit an offer as any other party had been given, and (ii) if Gould owns less than 75% of the BFS Common Stock then Gould would not be obligated to vote for such a merger unless the per share consideration being offered by any third party was in excess of the per share consideration that Gould was willing to offer as determined in an open bidding process (clauses (i) and (ii), collectively, the "Bidding Conditions"). Gould's Merger Voting Obligations under the 1993 Agreement originally were set to expire on April 3, 1999.

     The 1993 Agreement was amended in May 1995 (the "1993 Agreement Amendment") to extend the time period for Gould's right to approve an additional director to the

                                    6 of 16
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BFS Board from April 3, 1995 to October 3, 1995.  In addition, the termination date of the original 1993 Agreement was accelerated from April 3, 1999 to April 3, 1998.

     On December 3, 1996, BFS, Dime Bancorp, Inc., a Delaware corporation ("Dime"), and Fifth Avenue Property Corp., a Delaware corporation ("Merger Sub"), entered into an Agreement and Plan of Merger (the "Merger Agreement") providing for, among other things, the merger (the "Merger") of Merger Sub with and into BFS, with BFS surviving the Merger and becoming a wholly owned subsidiary of Dime.

     Pursuant to the Merger Agreement, each share of BFS Common Stock issued and outstanding immediately prior to the effective time (the "Effective Time") of the Merger (subject to certain exceptions) will be converted into the right to receive $52.00 in cash, without interest; provided, that, if the Effective Time
                                          --------
occurs after June 1, 1997, the price per share payable by Dime in the Merger will increase by $.01 for each day elapsed during the period beginning on but excluding June 1, 1997 through and including the date of the Effective Time.

     Consummation of the Merger is subject to certain conditions, including, but not limited to, approval of the Merger by the holders of a majority of the outstanding shares of BFS Common Stock and the receipt of all required federal bank regulatory approvals without any condition or restriction which would result in a Material Adverse Effect (as defined in the Merger Agreement) on the surviving corporation in the Merger or on the surviving bank in the Bank Merger.

     As a condition to Dime's execution and delivery of the Merger Agreement, Gould entered into a letter agreement with Dime (the "Gould Agreement") pursuant to which Gould has agreed to vote 891,297 of the shares of BFS Common Stock beneficially owned by them (constituting approximately 54.5% of the outstanding shares of BFS Common Stock as of the date hereof) in favor of approval and adoption of the Merger Agreement. Specifically, Gould has agreed not to amend, terminate or otherwise modify or take any action that would have the effect of amending, terminating or modifying the terms of the 1993 Agreement without the express written consent of Dime.

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In addition, Gould has agreed to waive, with respect to the Merger and the
Merger Agreement, the Bidding Conditions contained in the 1993 Agreement, and to continue to be bound by the Merger Voting Obligations of the 1993 Agreement in the event the 1993 Agreement terminates before the termination of the Gould Agreement. Gould has also agreed not to sell, pledge or otherwise dispose of, or enter into any agreement to sell, pledge or otherwise dispose of, the shares of BFS Common Stock covered by the Gould Agreement.

     In the Merger Agreement the BFS Board has agreed, subject to its fiduciary duties, to recommend to its stockholders the approval and adoption of the Merger Agreement. The Merger Agreement may be terminated by the mutual consent of the parties, or by either Dime or BFS under certain specified circumstances, including, without limitation, (i) by Dime or BFS, if the Effective Time has not occurred on or prior to July 31, 1997, (ii) by Dime, if the BFS Board withdraws, fails to make or modifies or qualifies in a manner adverse to Dime its recommendation that the BFS stockholders approve the Merger Agreement, (iii) by Dime, if the BFS Board participates in negotiations regarding the substantive terms of a formal Acquisition Proposal (as defined in the Merger Agreement), and
(iv) by BFS, if, without breaching certain specified obligations under the Merger Agreement, BFS enters into a definitive agreement with a third party with respect to an Acquisition Transaction (as defined in the Merger Agreement) on terms determined by the BFS Board, in its sole discretion after consultation with its legal and financial advisors, to be more favorable to the BFS stockholders than the Merger.

     The Gould Agreement further provides that, if prior to or within eighteen months following a termination of the Merger Agreement as described in clauses
(ii) or (iv) of the preceding paragraph, (a) an Acquisition Transaction is consummated or Gould sells or otherwise transfers any shares of BFS Common Stock to any person or group, other than Dime, that has, or as a result of such transfer will have, a reporting obligation under Section 13(d) of the Securities Exchange Act of 1934 with respect to the BFS Common Stock, and (b) as a result of a transaction of the type described in (a) above, Gould receives cash or other property with a fair market value per share in excess of the Applicable Consideration (as defined be-

                                    8 of 16
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low), then at the time of consummation of such transaction, Gould will pay to
Dime (in cash or, at Dime's election, in the form of any other property received in such transaction) the excess of the fair market value per share of such cash or other property over the Applicable Consideration. "Applicable Consideration" means $52.00, provided, that if the transaction giving rise to Gould's payment
              --------
obligation occurs after June 1, 1997, then such term means the sum of (x) $52.00 plus (y) the product of $.01 and the number of days elapsed during the period beginning on but excluding June 1, 1997 through and including the date on which such transaction occurs.

     The Gould Agreement will terminate upon any termination of the Merger Agreement, provided, however, that in the event of any such termination, Gould
           --------  -------
will continue to be bound by the provisions in the Gould Agreement described in the previous paragraph.

     Gould has also agreed in the Gould Agreement that they will not, and that they will direct and use all reasonable efforts to cause their respective officers, directors, employees, agents and representatives not to, initiate, solicit or encourage any inquiries, proposals or offers with respect to any Acquisition Proposal, or engage in any discussions or negotiations with, or provide confidential information or data to, any person relating to any Acquisition Proposal. Provided they otherwise comply with the preceding sentence, Gould may furnish information or cause to be furnished information and may participate in such discussions or negotiations, either directly or through representatives, following a determination by the BFS Board (other than Fredric
H. Gould and any other affiliates of Gould who are members of the BFS Board) that the failure to do so would constitute a breach of their fiduciary duties under applicable law.

     The 1993 Agreement, the 1993 Agreement Amendment, the Merger Agreement and the Gould Agreement are attached hereto as Exhibits 1 through 4, respectively, and are incorporated herein by reference. The foregoing summaries of the 1993 Agreement, the 1993 Agreement Amendment, the Merger Agreement and the Gould Agreement do not purport to be complete and are qualified in their entirety by reference to such exhibits.

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     Except as described in Item 4 of this Amendment No. 31, none of the
Reporting Persons have any present plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of
Schedule 13D.

Item 5.  Interest in Securities of the Issuer
         ------------------------------------

     As of the date of this Amendment No. 31, Gould Investors (through Gould
BFS) owns a total of 891,664 shares of BFS Common Stock representing 54.5% of the outstanding shares of BFS Common Stock. Since Amendment No. 30 to Schedule 13D, Gould BFS has purchased 9,764 shares of BFS Common Stock. None of such purchases was effected during the past 60 days.

     Gould Investors (through Gould BFS) has sole voting and dispositive power with respect to the 891,664 shares it owns.

     In addition to the foregoing, Fredric H. Gould owns 6,468 shares of BFS Common Stock, of which 1,317 shares are restricted and 5,151 were issued upon the exercise of options granted to him as a director of BFS. On February 23, 1996, 205 shares of BFS Common Stock were granted to Fredric H. Gould under the BFS 1994 Directors' Stock Plan. Israel Rosenzweig, an executive officer of the Managing General Partner of Gould Investors and a Vice President of Bankers Federal, owns 247 shares of BFS Common Stock. These shares are restricted.

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect
         ---------------------------------------------------------------------
         to Securities of the Issuer
         ---------------------------

     Reference is made to Item 4 above with respect to the 1993 Agreement, the 1993 Agreement Amendment and the Gould Agreement.

                                    10 of 16
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Item   Material to be Filed as Exhibits
       --------------------------------

Exhibit 1 Agreement, dated as of April 3, 1993, among BFS Bankorp, Inc., Fredric H. Gould and Gould Investors, L.P.

Exhibit 2 Amendment No. 1 to the Agreement, dated as of April 3, 1993, among BFS Bankorp, Inc., Fredric H. Gould and Gould Investors, L.P.

Exhibit 3 Agreement and Plan of Merger, dated as of December 3, 1996, by and among Dime Bancorp, Inc., Fifth Avenue Property Corp. and BFS Bankorp, Inc.

Exhibit 4 Letter Agreement, dated December 3, 1996, among Fredric H. Gould, Gould Investors, L.P. and Dime Bancorp, Inc.

                                    11 of 16
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     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 12, 1996



                                   GOULD INVESTORS, L.P.
                                   By:  Georgetown Partners, Inc.
                                   Managing General Partner



                                   By: /s/ Simeon Brinberg
                                      --------------------------
                                      Simeon Brinberg
                                      Senior Vice President

                                    12 of 16

                               INDEX TO EXHIBITS



Exhibit
Number    Exhibit
-------   -------

  1       Agreement, dated as of April 3, 1993, among BFS Bankorp, Inc., Fredric
          H. Gould and Gould Investors, L.P.

  2 Amendment No. 1 to the Agreement, dated as of April 3, 1993, among BFS Bankorp. Inc., Fredric H. Gould and Gould Investors, L.P.

  3 Agreement and Plan of Merger, dated as of December 3, 1996, by and among Dime Bancorp, Inc., Fifth Avenue Property Corp. and BFS Bankorp, Inc.

  4 Letter Agreement, dated December 3, 1996, among Fredric H. Gould, Gould Investors, L.P. and Dime Bancorp, Inc.

                                    13 of 16
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                                  ATTACHMENT A
                                  ------------

                   GENERAL PARTNERS AND EXECUTIVE OFFICERS OF
               CORPORATE GENERAL PARTNER OF GOULD INVESTORS, L.P.


Item 2.  Identity and Background
         -----------------------

  Name             Position     Principal Occupation and Address
  ----             --------     --------------------------------

Fredric H.       General        Chairman of the
 Gould           Part-          Board of BRT Real-
                 ner            ty Trust, General
                                Partner of Gould
                                Investors, Presi-
                                dent of REIT Man-
                                agement Corp.,
                                Chairman of the
                                Board of One Liber-
                                ty Properties, Inc.,
                                Vice Chairman of
                                the Board  of
                                Georgetown Part-
                                ners, Inc.,
                                60 Cutter Mill
                                Road,
                                Great Neck, NY
                                11021

Marshall         General        General Partner of
 Rose            Part-          Gould Investors,
                 ner            Chairman of the
                                Board of REIT
                                Management Corp.,
                                Chairman of the
                                Board of
                                Georgetown Part-
                                ners, Inc., Presi-
                                dent of Georgetown
                                Equities, Inc.,
                                667 Madison Ave-
                                nue,
                                New York, NY
                                10021

Georgetown       Managing
 Partners,       General
 Inc.            Part-
                 ner

(1) Matthew      President      President of
    Gould                       Georgetown Part-
                                ners, Inc., Vice
                                President of BRT
                                Realty Trust, Presi-
                                dent of One Liberty
                                Properties, Inc.,
                                60 Cutter Mill
                                Road,
                                Great Neck, NY
                                11201

(2) Marshall     Chairman of    General Partner of
    Rose         the            Gould Investors,
                 Board          Chairman of the
                                Board of REIT
                                Management Corp.,
                                Chairman of the
                                Board of
                                Georgetown Part-
                                ners, Inc., Presi-
                                dent of Georgetown
                                Equities, Inc.,
                                667 Madison Ave-
                                nue,
                                New York, NY
                                10021

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(3)  Fredric     Vice Chair-    Chairman of the
     H. Gould    man of         Board of BRT Real-
                 the Board      ty Trust, General
                                Partner of Gould
                                Investors, Presi-
                                dent of REIT Man-
                                agement Corp.,
                                Chairman of the
                                Board of One Liber-
                                ty Properties, Inc.,
                                Vice Chairman of
                                the Board of
                                Georgetown Part-
                                ners, Inc.,
                                60 Cutter Mill
                                Road,
                                Great Neck, NY
                                11021

(4)  Israel      Vice Presi-    Executive Vice
     Rosenzweig  dent           President and
                                Chief Lending Offi-
                                cer of Bankers Fed-
                                eral, Vice President
                                of Georgetown
                                Partners, Inc.,
                                60 Cutter Mill
                                Road,
                                Great Neck, NY
                                11021

(5)  Simeon      Senior Vice    Senior Vice Presi-
     Brinberg    President      dent and Secretary
                 and Secre-     of BRT Realty
                 tary           Trust, Senior Vice
                                President of One
                                Liberty Properties,
                                Inc., Senior Vice
                                President and Sec-
                                retary of
                                Georgetown Part-
                                ners, Inc.,
                                60 Cutter Mill
                                Road,
                                Great Neck, NY
                                11201

(6)  Mark        Vice Presi-    Vice President of
     H. Lundy    dent           BRT Realty Trust,
                                Secretary of One
                                Liberty Properties,
                                Inc., Vice President
                                of Georgetown
                                Partners, Inc.,
                                60 Cutter Mill
                                Road,
                                Great Neck, NY
                                11201

(7)  David       Vice Presi-    Vice President and
     W. Kalish   dent           Chief Financial
                                Officer of BRT Re-
                                alty Trust, Vice
                                President and
                                Chief Financial
                                Officer of One Lib-
                                erty Properties,
                                Inc., Vice President
                                and Chief Financial
                                Officer of
                                Georgetown Part-
                                ners, Inc.,
                                60 Cutter Mill
                                Road,
                                Great Neck, NY
                                11201

(8)  Karen       Treasurer      Treasurer of
     Dunleavy                   Georgetown Part-
                                ners, Inc., Vice
                                President One Lib-
                                erty Properties,
                                Inc.,
                                60 Cutter Mill
                                Road,
                                Great Neck, NY
                                11201

                                    15 of 16
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(9)  Seth        Vice Presi-    Vice President and
     Kobay       dent -         Treasurer of One
                 Opera-         Liberty Properties,
                 tions          Inc., Vice President
                                and Treasurer of
                                BRT Realty Trust,
                                Vice President-Op-
                                erations of
                                Georgetown Part-
                                ners, Inc.,
                                60 Cutter Mill
                                Road,
                                Great Neck, NY
                                11201

(10) Jeffrey     Vice Presi-    President of BRT
     Gould       dent           Realty Trust, Vice
                                President of One
                                Liberty Properties,
                                Inc., Vice President
                                of Georgetown
                                Partners, Inc.,
                                60 Cutter Mill
                                Road,
                                Great Neck, NY 11201

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